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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

NAME OF ISSUER: AMARILLO BIOSCIENCES, INC.

TITLE OF CLASS OF SECURITIES: Common Stock, par value $.01 per share

CUSIP NUMBER: 02301P106

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
COMMUNICATIONS: EDWARD L. MORRIS, SPROUSE, SMITH & ROWLEY, P.C., P. O.
Box 15008, Amarillo, Texas 79105; 806/468-3311.

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: September 30, 1999

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 02301P106

1.  NAME OF REPORTING PERSON: Hayashibara Biochemical Laboratories, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a)                                                              [  ]
    (b)                                                              [  ]

3.  SEC USE ONLY:

4.  SOURCE OF FUNDS: OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e):                                                    [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:  Japan

7.  SOLE VOTING POWER: 2,178,950 shares

8.  SHARED VOTING POWER:

9.  SOLE DISPOSITIVE POWER: 2,178,950 shares

10. SHARED DISPOSITIVE POWER:

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,178,950 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
    INSTRUCTIONS):                                                   [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 34.3%

14. TYPE OF REPORTING PERSON:  CO





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Item 6  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER:

        On September 30,1999, Amarillo Biosciences, Inc. (the "Issuer") entered into an Agreement with Hayashibara Biochemical Laboratories, Inc., a Japanese corporation ("HBL"). Under this Agreement, HBL will convert existing debt to equity, and will purchase additional equity in stages. On October 15, 1999, HBL will release $1,005,486.30 in debt owed by the Issuer in exchange for shares of common stock to be issued by the Issuer. On November 30, 1999, HBL will advance to the Issuer $1,000,000, and the Issuer will issue common stock to HBL. On February 29, 2000, HBL will advance $1,000,000 to the Issuer, and the Issuer will issue common stock to HBL.

        The precise number of shares to be issued on each of the above dates is not known at this time, as it is to be determined based on the market price preceding the date of issuance. The precise formula is set out in the Agreement, which is attached as an exhibit.

        HBL currently owns 2,178,950 shares out of 6,360,326 outstanding, for an ownership share of 34.3%. As of the date immediately preceding the date of this report, the closing price of the Company's common stock was $.75 per share. If this price were to remain constant, HBL would eventually acquire approximately 59.6% of the common stock of the Issuer.

Item 7  MATERIAL TO BE FILED AS EXHIBITS:

        Agreement to Convert Debt, dated September 30, 1999, between the Issuer and HBL.

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated: September 30, 1999.

                           HAYASHIBARA BIOCHEMICAL LABORATORIES, INC.


                           By: /s/  KEN HAYASHIBARA
                               ---------------------------------------------
                                    KEN HAYASHIBARA, President



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                               INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------
Ex. 1                    Agreement to convert Debt dated September 30, 1999
                         between the Issuer and Hayashibara Biochemical
                         Laboratories, Inc.